SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BLUE RIVER BANCSHARES, INC.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   09602P 10 7
                                 (CUSIP Number)


                                                            Copy to:
           Russell Breeden III                       Claudia V. Swhier, Esq.
   20 North Meridian Street, Suite 800A                Barnes & Thornburg
       Indianapolis, Indiana 46204                    11 S. Meridian Street
              (317) 681-1233                       Indianapolis, Indiana 46204
                                                         (317) 231-7231

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "Affiliated" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                       Page 2 of 10 Pages
--------------------------------------------------------------------------------

1             NAME OF REPORTING PERSON                       Russell Breeden III
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]

                                                                      (b)  [ ]

--------------------------------------------------------------------------------

3             SEC USE ONLY

--------------------------------------------------------------------------------

4             SOURCE OF FUNDS   PF

--------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------

              7        SOLE VOTING POWER 263,371

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              ------------------------------------------------------------------

              8        SHARED VOTING POWER              0

              ------------------------------------------------------------------

              9        SOLE DISPOSITIVE POWER     263,371

              ------------------------------------------------------------------

              10       SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                263,371

--------------------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                14.1%

--------------------------------------------------------------------------------

14            TYPE OF REPORTING PERSON
                                IN


                                     2 of 10

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                       Page 3 of 10 Pages
--------------------------------------------------------------------------------

1             NAME OF REPORTING PERSON                           Wayne C. Ramsey
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]

                                                                      (b)  [ ]

--------------------------------------------------------------------------------

3             SEC USE ONLY

--------------------------------------------------------------------------------

4             SOURCE OF FUNDS   PF

--------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION        United States

---------------------- ---------------------------------------------------------

NUMBER OF     7        SOLE VOTING POWER 42,812
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
              ------------------------------------------------------------------

              8        SHARED VOTING POWER             0

              ------------------------------------------------------------------

              9        SOLE DISPOSITIVE POWER     42,812

              ------------------------------------------------------------------

              10       SHARED DISPOSITIVE POWER        0

--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                42,812

--------------------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                              2.3%

--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
14                              IN
--------------------------------------------------------------------------------

                                     3 of 10

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                       Page 4 of 10 Pages
--------------------------------------------------------------------------------

1             NAME OF REPORTING PERSON                            L. Gene Tanner
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]

                                                                      (b)  [ ]

--------------------------------------------------------------------------------

3             SEC USE ONLY

--------------------------------------------------------------------------------

4             SOURCE OF FUNDS   PF

--------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------

NUMBER OF
SHARES        7        SOLE VOTING POWER 36,406
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
              -------- ---------------------------------------------------------

              8        SHARED VOTING POWER             0

              ------------------------------------------------------------------

              9        SOLE DISPOSITIVE POWER     36,406

              ------------------------------------------------------------------

              10       SHARED DISPOSITIVE POWER        0

--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                36,406

--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                              1.9%

--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
14                              IN
--------------------------------------------------------------------------------

                           4 of 10

Item 1.   Security and Issuer.

     This Schedule 13D is being filed jointly by Russell Breeden, III, Wayne C. Ramsey, and L. Gene Tanner, all Indiana residents. Messrs. Breeden, Ramsey and Tanner are collectively referred to in this Schedule 13D as the "Group" or the "Reporting Persons." The joint filing agreement of the members of the Group is attached as Exhibit 1.

     The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Blue River Bancshares, Inc. (the "Issuer"), an Indiana corporation having its principal office at 29 E. Washington Street, Shelbyville, Indiana 46176.

Item 2. Identity and Background.

(a) This statement is filed by Russell Breeden III, Wayne C. Ramsey, and L. Gene Tanner.

(b)  The business addresses of the Reporting Persons are as follows:

                           Russell Breeden III
                           20 North Meridian Street, Suite 800A
                           Indianapolis, IN  46204

                           Wayne C. Ramsey
                           LYNCH & Associates
                           10644 Newburgh Road
                           Newburgh, IN  47630

                           L. Gene Tanner
                           NatCity Investments, Inc.
                           251 N. Illinois Street
                           Indianapolis, IN  46204

(c) Mr. Breeden is a self-employed investor. Mr. Ramsey is Vice President/Investment Management of LYNCH & Associates, a registered investment advisor. Mr. Tanner is Vice Chairman of NatCity Investments, Inc., an investment brokerage and banking firm.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Persons are all citizens of the United States.

                                     5 of 10

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons' shares of Common Stock of the Issuer, including the shares the Reporting Persons acquired pursuant to the Stock Purchase Agreement between the Reporting Persons and the Issuer dated June 7, 2002 (the "Stock Purchase Agreement"), attached hereto as Exhibit 2, were acquired by the Reporting Persons with personal funds.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the shares reported herein for investment purposes. Subject to market conditions, the Reporting Persons may purchase additional shares of Common Stock, or may sell some or all of the shares of Common Stock that they currently own from time to time, as permitted under the securities laws. Pursuant to an agreement with the Issuer, Mr. Breeden and Mr. Ramsey have become directors of the Issuer, and Mr. Breeden has become a director of the Issuer's principal savings association subsidiary within the next 30 days. In addition, pursuant to the Stock Purchase Agreement, in 2003 Mr. Breeden may designate another director for nomination to the Board of Directors of the Issuer, subject to the Issuer's approval. These directors intend to help the Issuer and its principal savings association to accomplish their business plans. It is also anticipated that Messrs. Breeden, Ramsey and this other new director may suggest to the Issuer's Board short-term and long-term uses of the capital raised pursuant to the Stock Purchase Agreement. They may suggest using some of the capital retained by the Issuer to acquire interests in other publicly traded financial institutions if capital and management levels permit, if the subsidiary savings association has been restored to profitable operating results and if the financial institutions have compatible community-based goals and operating plans to those of the subsidiary savings association.

     The Reporting Persons have no plans or proposals which relate to or would result in:

(a) except as provided above, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) except as provided above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) except as provided above, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) except as provided above, any other material change in the Issuer's business or corporate structure;

(g) except as contemplated by the above matters, changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                     6 of 10

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this statement, Mr. Breeden beneficially owns 263,371 shares of the Issuer's Common Stock, 256,871 of which he acquired on September 17, 2002 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Breeden with a 14.1% interest in the Issuer).

     As of the date of this statement, Mr. Tanner beneficially owns 36,406 shares of the Issuer Common Stock, 21,406 of which he acquired on September 17, 2002 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Tanner with a 1.9% interest in the Issuer).

     As of the date of this statement, Mr. Ramsey beneficially owns 42,812 shares of the Issuer's Common Stock which he acquired on September 17, 2002 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Ramsey with a 2.3% interest in the Issuer).

     Collectively the Reporting Persons own an aggregate of 342,589 shares which provide them with an aggregate 18.3% interest in the Issuer.

     In addition, under the Stock Purchase Agreement thirty days following September 17, 2002, the Issuer will sell 535,148 shares of the Issuer's Common Stock to individuals of high net worth to be identified by Messrs. Breeden, Ramsey and Tanner. It is possible that the Reporting Persons will purchase some or all of these shares. If they were to acquire all of these shares, following the second closing by the Issuer, those individuals would have a collective percentage ownership interest in the Issuer of 36.5%.

(b) Mr. Breeden has or will have the sole power to vote and dispose of the 263,371 shares of the Issuer's Common Stock that he owns.

     Mr. Ramsey has or will have the sole power to vote and dispose of the 42,812 shares of the Issuer's Common Stock that he owns.

                                     7 of 10

     Mr. Tanner has or will have the sole power to vote and dispose of the 36,406 shares of the Issuer's Common Stock that he owns.

(c) None of the Reporting Persons has acquired any shares of the Issuer's Common Stock within 60 days of the date of this Schedule 13D, other than those disclosed in Item 5 as having been purchased on September 17, 2002.

(d) N/A.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the shares of Blue River Common Stock other than the Stock Purchase Agreement attached hereto as Exhibit 2.

Item 7.   Material to be Filed as Exhibits.

          Exhibit No.          Description

               1              Joint Filing Agreement

               2 Stock Purchase Agreement between the Issuer and the Reporting Persons dated June 7, 2002


                                     8 of 10

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 19, 2002                   /s/  Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III


                                            /s/  Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/  L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner

                                    9 of 10

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: September 19, 2002                   /s/  Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III


                                            /s/  Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/  L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner


                                    10 of 10

                                                                       EXHIBIT 2




                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT, dated as of June 7, 2002, is by and among Blue River Bancshares, Inc., an Indiana corporation ("Blue River"), and Russell Breeden, III, Wayne C. Ramsey and L. Gene Tanner (collectively, the "Purchasers").


                                    RECITALS

     A. Blue River has authorized the issuance and sale of 321,089 shares of its common stock without par value (the "First Shares") to the Purchasers at a price of $4.73 per share.

     B. Blue River has authorized the issuance and sale of 535,148 shares of its common stock, without par value (the "Second Shares"), to fewer than 30 individuals of high net worth to be identified by the Purchasers which may include one or more of the Purchasers (the "Second Purchasers") at a price of $4.73 per share.

     C. The Purchasers are willing to acquire the First Shares for an aggregate payment of $1,518,750.97 in the respective amounts set forth on Exhibit A hereto.

     D. The Purchasers are willing to identify the Second Purchasers who shall purchase the Second Shares for an aggregate payment of $2,531,250.04.

     E. The parties desire to and hereby reduce to writing their agreement with respect to the foregoing.


     THEREFORE, in consideration of the mutual covenants contained herein and the acts to be performed hereunder, the parties hereby enter into the following agreement.

     1. Sale of the First Shares. Subject to the terms and upon the conditions hereof, Blue River agrees to sell, and the Purchasers agree to purchase, on the First Closing Date (as hereinafter defined in Paragraph 3) the First Shares.

     2. Purchase Price for the First Shares. As consideration for the First Shares, on the First Closing Date, the Purchasers shall pay to Blue River an amount equal to One Million Five Hundred Eighteen Thousand and Seven Hundred Fifty Dollars and Ninety-Seven Cents ($1,518,750.97).

     3. First Closing. The closing (the "First Closing") of the purchase and sale of the First Shares described herein shall be held within 5 days after all necessary regulatory approvals for the sale of the First Shares are obtained, at the offices of Barnes & Thornburg, or at such other time and place as is mutually agreed to by the parties hereto (the "First Closing Date").

     4. Sale of the Second Shares. Subject to the terms and conditions hereof, Blue River agrees to sell, and the Purchasers agree to identify Second Purchasers who will purchase, on the Second Closing Date (as hereinafter defined in Paragraph 6) the Second Shares; provided, however, that the Purchasers agree to purchase any Second Shares not sold to such Second Purchasers.

     5. Purchase Price for the Second Shares. As consideration for the Second Shares, on the Second Closing Date, the Second Purchasers shall pay to Blue River an amount equal to Two Million Five Hundred Thirty-One Thousand and Two Hundred Fifty Dollars and Four Cents ($2,531,250.04).

     6. Second Closing. The closing (the "Second Closing") of the purchase and sale of the Second Shares described herein shall be held 30 days after the First Closing Date, or on the next succeeding business day if such date is not a business day (the "Second Closing Date").

     7. Representations and Warranties of Blue River. Blue River hereby represents and warrants to the Purchasers and the Second Purchasers as follows:

     (a) Good Title to the First Shares. The sale of the First Shares to the Purchasers and the sale of the Second Shares to the Second Purchasers by Blue River hereunder will vest in the Purchasers good and valid right, title and interest in and to the First Shares, and in the Second Purchasers good and valid right, title and interest in and to the Second Shares, in each case, free and clear of all claims, liens, pledges, charges, security interests and encumbrances of any nature.

     (b) Organization and Capital Stock.

          (1) Blue River is a corporation duly organized and validly existing under the laws of the State of Indiana and has the corporate power to own all of its property and assets, to incur all of its liabilities, and to carry on its business as now being conducted. Blue River is a savings and loan holding company registered with the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act of 1933, as amended ("HOLA").

          (2) The authorized capital stock of Blue River consists of (i) 10,000,000 shares of Common Stock, without par value ("Blue River Common"), of which, as of the date of this Agreement, 1,549,913 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, of which no shares are issued and outstanding. All of the issued and outstanding shares of Blue River Common are duly and validly issued and outstanding and are fully paid and non-assessable. As of the date of this Agreement, Blue River had outstanding employee and director stock options representing the right to acquire not more than 132,850 shares of Blue River Common pursuant to Blue River's stock option plans (the "Blue River Stock Options").

          (3) Except as set forth in subsection (2) above or as otherwise provided in this Agreement, there are no shares of Blue River Common or other capital stock or other equity securities of Blue River outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of Blue River Common or other capital stock of Blue River or contacts, commitments, understandings or arrangements under which Blue River is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     (c) Authorization and No Default. Blue River's Board of Directors has, by all appropriate action, approved this Agreement and authorized the execution of this Agreement on its behalf by its duly authorized officers and the performance by Blue River of its obligations hereunder. Nothing in the articles of incorporation or bylaws of Blue River, or any other agreement, instrument, decree, proceeding, law, regulation, or order by or to which Blue River or any of its subsidiaries are bound or subject would prohibit or inhibit Blue River from consummating the transactions contemplated by this Agreement, on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Blue River and constitutes a legal, valid and binding obligation of Blue River, enforceable against Blue River in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally and by judicial discretion in applying principles of equity. No other corporate acts or proceedings are required to be taken by Blue River to authorize the execution, delivery and performance of this Agreement. Except for the requisite approvals of the OTS, no notice to, filing with, or authorization by, or consent or approval of, any federal or state bank regulatory authority is necessary for the execution and performance of this Agreement.

     (d) Subsidiaries. Each of Blue River's subsidiaries--Shelby County Bank (the "Bank") and First Tier One Corporation ("FTOC")--is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. All of the shares issued and outstanding of the Bank are owned by Blue River and all of the issued and outstanding shares of FTOC are owned by the Bank, in each case free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of any of Blue River's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of Blue River's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock.

     (e) Financial Information. The consolidated balance sheets of Blue River and its subsidiaries as of December 31, 2001 and December 31, 2000, and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three (3) years ended December 31, 2001, together with the notes thereto, included in Blue River's Form 10-KSB for the fiscal year ended December 31, 2001, as currently on file with the Securities and Exchange Commission (the "SEC"), and the periodic financial statements for the fiscal quarter ended March 31, 2002, together with the notes thereto, included in Blue River's Form 10-QSB for such quarter as currently on file with the SEC (together, the "Blue River Financial Statements"), copies of which have been provided to the Purchasers, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and for the absence of footnotes and normal year end adjustments in the quarterly Blue River Financial Statements) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of Blue River and its consolidated subsidiaries as of the dates and for the periods indicated.

     (f) Absence of Changes. Since March 31, 2002, there has not been any material adverse change in the financial condition, the results of operations, properties, prospects, assets or the business of Blue River and its subsidiaries taken as a whole, nor have there been any events or transactions having a material adverse effect on Blue River and its subsidiaries, taken as a whole; provided, however, that a material adverse change shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or a Governmental Authority (as defined below), (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and savings associations and their holding companies generally, (c) the effects of any action taken with the prior written consent of the Purchaser Representative, (d) any write-off or mark-down required of Blue River's goodwill consistent with generally accepted accounting principles or regulatory accounting requirements applicable to banks and savings associations and their holding companies generally and (e) changes in the general level of interest rates or conditions or circumstances that affect the banking industry, generally.

     (g) Regulatory Enforcement Matters. Except as described in Exhibit 7(g), neither Blue River nor any of its subsidiaries is subject to, or has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of thrifts or thrift holding companies or engaged in the insurance of thrift deposits or any other court, administrative agency or commission or federal, state or local governmental authority or instrumentality having supervisory or regulatory authority with respect to Blue River or any of its subsidiaries ("Governmental Authority").

     (h) Tax Matters. The reserve for taxes in the unaudited financial statements of Blue River for the quarter ended March 31, 2002, is, in the opinion of management, adequate to cover all of the tax liabilities of Blue River and its subsidiaries (including, without limitation, income taxes and franchise fees) as of such date in accordance with generally accepted accounting principles ("GAAP").

     (i) Litigation. Except as described in Exhibit 7(i), there is no litigation, claim or other proceeding before any arbitrator or Governmental Authority pending or, to the knowledge of Blue River, threatened, against Blue River or any of its subsidiaries, or to which the property of Blue River or any of its subsidiaries is or would be subject involving a monetary amount, singly or in the aggregate, in excess of $25,000, or a request for specific performance, injunctive relief, or other equitable relief.

     (j) Reports. Except as provided in Exhibit 7(j), Blue River and each of its subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that it was required to file with (i) the OTS, (ii) the Federal Deposit Insurance Corporation (the "FDIC"),
(iii) the SEC, (iv) any state securities authorities, and (v) any other Governmental Authority with jurisdiction over Blue River or any of its subsidiaries. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (k) Loans and Investments.

          (1) Except as set forth in Exhibit 7(k)(1), as of March 31, 2002, the Bank and its subsidiaries have no loan in excess of $10,000 that has been classified by regulatory examiners or management of the Bank as "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. As of the date of this Agreement, the most recent loan watch list of the Bank and a list of all loans in excess of $10,000 that the Bank has determined to be ninety (90) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in Exhibit 7(k)(2).

          (2) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Blue River Financial Statements as of March 31, 2002, are, in the opinion of management of Blue River and to the best knowledge of Blue River, as of March 31, 2002, adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of March 31, 2002, and, as of the date of this Agreement, Blue River has no knowledge of developments since March 31, 2002, which would cause those amounts to be inadequate. To the best knowledge of Blue River, the aggregate loan balances outstanding as of March 31, 2002, in excess of the reserve for loan losses as of such date, were, as of March 31, 2002, collectible in accordance with their respective terms.

     (l) Employee Matters. Blue River and its subsidiaries are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

     (m) Title to Properties; Insurance. Blue River and its subsidiaries have marketable title, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Blue River Financial Statements and easements, rights-of-way, and other restrictions which do not have a material adverse effect on Blue River and its subsidiaries, taken as a whole, and further excepting in the case of other real estate owned ("OREO"), as such real estate is internally classified on the books of Blue River or its subsidiaries, rights of redemption under applicable law) to all of their owned real properties. All material insurable properties owned or held by Blue River and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with thrift holding companies of similar size.

     (n) Environmental Matters.

          (1) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Blue River and its subsidiaries have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

          (2) As used in this Agreement "Hazardous or Toxic Wastes" means any and all hazardous, toxic, radioactive and/or other substances, materials, whether or not naturally occurring, which are or become regulated under any Environmental Laws, including, but not limited to, substances, materials, or wastes listed in the United States Department of Transportation Hazardous Materials Table (49 CFR 172.101) and/or identified by the United States Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq. and/or the Superfund Amendments and Reauthorization Act of 1986, PL 99-399 and/or any petroleum, petroleum products, oil, fuel oil, derivatives of petroleum products, explosives, derivatives of explosives, reactive materials, ignitable materials, corrosive materials, hazardous chemicals, hazardous wastes, hazardous substances, extremely hazardous substances, toxic substances, toxic chemicals, radon, asbestos, methane gas, polychlorinated biphenyl, radioactive materials, medical waste, biomedical waste, infectious materials, any other element, compound, mixture, solution, substance, material and/or waste which may pose a present and/or potential hazard to health, safety, or environment.

          (3) Except for the St. Paul, Indiana branch of the Bank as to which no representation in this subparagraph 7(n)(3) is made, based on the best knowledge of Blue River, neither the conduct nor operation of Blue River or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any respect material to the business of Blue River and its subsidiaries  and no  condition  has  existed  or event has  occurred  with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of Blue River and its subsidiaries of Environmental Laws or obligate (or potentially obligate) Blue River or its subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to Blue River and its subsidiaries. Neither Blue River nor any of its subsidiaries has received any notice from any person or entity that Blue River or its subsidiaries or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     (o) No Undisclosed Liabilities. Blue River and its subsidiaries do not have any material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Blue River or its subsidiaries giving rise to any such liability) required in accordance with GAAP to be reflected in an audited consolidated balance sheet of Blue River or the notes thereto, except (i) for liabilities set forth or reserved against in the Blue River Financial Statements, or (ii) for normal fluctuations in the amount of the liabilities referred to in clause (i) above or other liabilities occurring in the ordinary course of business of Blue River and its subsidiaries since the date of the most recent balance sheet included in the Blue River Financial Statements, which fluctuations in the aggregate are not material to Blue River and its subsidiaries taken as a whole.

     (p) Books and Records. The books and records of Blue River and its subsidiaries have been fully, properly and accurately maintained in all material respects, there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Blue River and its subsidiaries.

     8. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant to Blue River as follows:

     (a) The Purchasers are acquiring the First Shares for investment purposes and have no present intent to sell, distribute or otherwise transfer the First Shares acquired pursuant to this Agreement.

     (b) The Purchasers have the full right, power and authority to execute this Agreement and to purchase the First Shares in accordance herewith.

     (c) The Purchasers represent and warrant that they have been advised and fully understand that the First Shares of Blue River Common being issued and sold to them on the First Closing Date by Blue River has not been registered under the Securities Act of 1933, as amended ("1933 Act"), by reason of an exemption under the 1933 Act which depends upon their investment intent regarding the securities being purchased.

     (d) The Purchasers further represent and warrant that they are aware that Blue River is relying on their representations, that they have been advised about, are familiar with, and have had access to information regarding the affairs of Blue River, and that they are capable of losing their entire investment in the securities.

     (e) Russell Breeden III and Wayne C. Ramsey are residents of Indiana.

     (f) Each of the Purchasers is an accredited investor within the meaning of Regulation D under the 1933 Act.

     9. Survival of representations and warranties. The representations and warranties set forth in Paragraphs 7 and 8 hereof shall survive for a period which ends 18 months from the date of this Agreement and shall not be affected by any investigation, verification, or approval by any party hereto or by anyone on behalf of any of such parties. Blue River will indemnify, defend, and hold Purchasers and the Second Purchasers harmless from and against any and all claims, demands, liabilities, damages, suits, actions, judgments, fines, penalties, loss, cost, and expenses (including, without limitation, attorney's fees) arising or resulting from, or suffered, sustained, or incurred by Purchasers or the Second Purchasers as a result (direct or indirect) of any breach of any of the foregoing representations and warranties of Blue River, which indemnity shall survive for a period of 18 months from the date of this Agreement. The Purchasers will indemnify, defend, and hold Blue River harmless from and against any and all claims, demands, liabilities, damages, suits, actions, judgments, fines, penalties, loss, cost, and expenses (including, without limitation, attorney's fees) arising or resulting from, or suffered, sustained, or incurred by Blue River as a result (direct or indirect) of any breach of any of the foregoing representations and warranties of the Purchasers, which indemnity shall survive for a period of 18 months from the date of this Agreement.

     10. Actions Pending the Sale. From the date hereof until the earlier of the termination of this Agreement or the Second Closing Date, except as otherwise expressly required or contemplated by this Agreement, without prior consultation with Russell Breeden III, as representative of the Purchasers and the Second Purchasers (the "Purchaser Representative"), Blue River will not, and will cause each of its direct or indirect subsidiaries (collectively, the "Subsidiaries") not to:

     (a)  Ordinary   Course.   Conduct  the  business  of  Blue  River  and  its
subsidiaries other than in the ordinary and usual course or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

     (b) Capital Stock. Except for the valid exercise of Blue River Stock Options, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Blue River Common or any rights to subscribe for or purchase Blue River Common or any other capital stock, or securities convertible into or exchangeable for any capital stock, of Blue River or its subsidiaries, (2) permit any additional shares of Blue River Common or capital stock of Blue River's subsidiaries to become subject to new grants of employee or director stock options, restricted stock grants, or similar stock-based employee or director rights, (3) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Blue River Common or capital stock of Blue River's subsidiaries except pursuant to the exercise of Blue River Stock Options, (4) effect any recapitalization, reclassification, stock split or like change in capitalization, or (5) enter into, or take any action to cause any holders of Blue River Common to enter into, any agreement, understanding or commitment relating to the right of holders of Blue River Common to vote any shares of Blue River Common, or cooperate in any formation of any voting trust relating to such shares.

     (c) Compensation; Employment Contracts; Etc. Enter into, amend, modify, renew or terminate any employment, consulting, severance or similar contracts with any directors, officers or employees of, or independent contractors with respect to, Blue River or its subsidiaries, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except (1) for normal general increases in salary to individual employees in the ordinary course of business consistent with past practice, and
(2) for other changes that are required by applicable law.

     (d) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate any pension, retirement, stock option, stock purchase, savings, profit sharing, employee stock ownership, deferred compensation, consulting, bonus, group insurance or other employee or director benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, or make any new or increase any outstanding grants or awards under any such contract, plan or arrangement, in respect of any current or former directors, officers or employees of, or independent contractors with respect to, Blue River or its subsidiaries (or any dependent or beneficiary of any of the foregoing persons), including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to, stock options or other compensation or benefits payable thereunder, except, in each such case, as may be required by applicable law or to satisfy contracts existing on the date hereof.

     (e) Governing Documents. Amend the Blue River Articles of Incorporation, Blue River By-laws or the charter, articles of incorporation, or by-laws (or similar governing documents) of any of Blue River's subsidiaries.

     11. Covenants.

     (a) Directors. At the First Closing Date, Russell Breeden III (for a term ending in 2003) and Wayne C. Ramsey (for a term ending in 2005) shall be added to the Board of Directors of Blue River and Russell Breeden III shall be added to the Board of Directors of the Bank for a term ending in 2003. In 2003, Russell Breeden III shall be entitled to designate another director who shall be added to the Board of Directors of Blue River for a term ending in 2006. That additional director shall be a resident of Indiana and shall be subject to the approval of Blue River's Board of Directors, which approval shall not be unreasonably withheld. Collectively these three directors shall be referred to herein as the "New Directors." Blue River agrees, subject to the Board's fiduciary duty, to cause Russell Breeden III to be included in management's slate of directors for an additional three-year term on the Board when his initial term expires. Subject to the Board's fiduciary duty, Blue River agrees to cause the Bank to include Russell Breeden III in the Bank's slate of directors for an additional three-year term on the Bank's Board when his initial term expires.

     (b) Access; Information.

          (1) Blue River agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the Purchasers and, after they sign appropriate confidentiality agreements, the Second Purchasers, and their counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Second Closing Date to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the Purchasers and the Second Purchasers may reasonably request and, during such period, Blue River shall furnish promptly to the Purchasers and the Second Purchasers a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and all other information concerning the business, properties and personnel of it as the Purchasers and the Second Purchasers may reasonably request.

          (2) No investigation by the Purchasers or the Second Purchasers of the business and affairs of Blue River shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the Purchasers' or the Second Purchasers' obligation to consummate the transactions contemplated by this Agreement.

     (c) Acquisition Proposals. Blue River agrees that until the Second Closing Date it shall not, and shall cause its subsidiaries and its subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Blue River or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Blue River or any of its subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing, an "Acquisition Proposal"); provided, however, that if Blue River is not otherwise in violation of this subparagraph 11(c), the Blue River Board of Directors may provide information to, and may engage in such negotiations or discussions with a person with respect to an Acquisition Proposal, directly or through representatives, if the Blue River Board of Directors, after consulting with and considering the advice of its financial advisor and its outside counsel, determines in good faith that its failure to engage in any such negotiations or discussions would constitute a failure to discharge properly the fiduciary duties of such directors in accordance with Indiana law. Blue River shall promptly (within 24 hours) advise the Purchasers following the receipt by it of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and a copy of such Acquisition Proposal), and advise the Purchasers of any developments with respect to such Acquisition Proposal immediately upon the occurrence thereof.

     (d) Regulatory Applications. Blue River and the Purchasers shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and any Governmental Authority necessary to consummate the transactions contemplated by this Agreement as soon as practicable following the date hereof. Each of Blue River and the Purchasers agree that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby. Copies of applications and correspondence with such Governmental Authorities promptly shall be provided to the other parties.

     (e) Indemnification/D & O Insurance. The New Directors shall be entitled to the same indemnification protections as are available to other directors of Blue River in Blue River's Code of By-laws and under the Indiana Business Corporation Law (the "IBCL"). Blue River shall use commercially reasonable efforts to maintain in effect a directors and officers liability policy with policy limits of no less than of $1,000,000 and an umbrella policy with policy limits of no less than $2,000,000 to provide insurance protection for the directors of Blue River while the New Directors serve on the Board of Directors of the Bank.

     (f) Transfer Restrictions.

          (1) During a one year period following the First Closing Date, the Purchasers agree that they will not offer, sell, transfer or otherwise dispose of any or all of the First Shares purchased herein without a written opinion of counsel satisfactory to Blue River that such disposition is exempt from the registration requirements of the 1933 Act or unless an effective registration statement under the 1933 Act covering these securities exists. The Purchasers understand that the First Shares do not presently qualify for sale under Rule 144 and that they must hold them for at least one year in order to dispose of them under Rule 144.

          (2) The Purchasers also agree that the following legend, or one substantially similar, may be placed on the certificate for the First Shares delivered to them and any substitute therefor:

          The securities represented by this certificate have not been registered under the Securities Act of 1933, and have been acquired in a transaction or chain of transactions not involving any public offering. The disposition of these securities is subject to restrictions under the federal securities laws, and these securities may not be sold, transferred, pledged, hypothecated or otherwise disposed of without an effective registration statement for such shares under the Securities Act of 1933 or a written opinion of counsel satisfactory to the Company that such disposition is exempt from the registration requirements of the Securities Act of 1933.

     (g) Supplements to Exhibits. Blue River shall promptly supplement, amend and update monthly and as of the First Closing Date and the Second Closing Date, the Exhibits attached to its representations and warranties in this Agreement with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in such Exhibits.

     (h) St. Paul, Indiana Branch. Subject to the advice of its environmental consultant and attorneys, Blue River shall cause Bank to submit a Voluntary Remediation Work Plan (the "Work Plan") as contemplated by Indiana Code 13-25-5, with respect to the St. Paul, Indiana location of the Bank which is currently entered in Indiana's Voluntary Remediation Program (VRP # 601060). Subject to the advice of its environmental consultant and attorneys, the Work Plan shall address soil and groundwater contamination, irrespective of the source of contaminants, that exist at the site including, but not limited to, contaminants resulting from leaks of fuel oil and gasoline. Blue River represents that as of the date of this Agreement, to the best of its knowledge and based on current estimates of its environmental consultant and on the assumption that the Work Plan as prepared by its environmental consultant will be approved by the Commissioner of the Indiana Department of Environmental Management, the cost to complete the remediation to be described in the Work Plan will not exceed the amount currently accrued for such matters on the Blue River Financial Statements as of March 31, 2002, plus a $16,000 estimated fee payable to the Indiana
Department of Environmental Management. Subject to the advice of its environmental consultant and attorneys, Blue River covenants that it will not withdraw from the voluntary remediation program or otherwise take any action inconsistent with its continuing obligations arising under this Agreement concerning the remediation of the Bank property located in St. Paul, Indiana. Subject to the advice of its environmental consultant and attorneys, Blue River covenants that it will diligently pursue approval of the Work Plan by the Commissioner at the Indiana Department of Environmental Management, in an effort to obtain such approval as soon as practicable.

     (i) 1933 Act Exemption. The Purchasers, in identifying the Second Purchasers, shall take no actions, including, without limitation, a general solicitation within the meaning of Reg. ss.502(c) promulgated under the 1933 Act, which would cause the sale of the First Shares or the Second Shares to lose an exemption from the registration requirements of the 1933 Act.

     12. Rights Offering.

     (a) Blue River intends to prepare promptly after the execution of this Agreement a registration statement on Form S-2 or S-3 (the
          "Registration Statement") to be filed by Blue River with the SEC relating to a shareholder rights offering (the "Offering") of 555,555 shares of Blue River Common at a price of $4.50 per share. Blue River intends that such Registration Statement shall be filed as soon as practicable after the Second Closing Date. The Offering will be made to Blue River's existing shareholders as of a record date prior to the First Closing Date who will receive non-transferable subscription rights to acquire the shares offered in the Offering. The shareholders will receive a basic subscription right plus an oversubscription if there are shares remaining available which would permit them to maintain a percentage interest in Blue River which is equal to their percentage interest as of the date hereof. If it decides to proceed with the Offering within 12 months of the date of this Agreement, Blue River will not alter the terms of such Offering as described in this subparagraph 12(a) without the consent of the Purchaser Representative, which consent will not be unreasonably withheld.

     (b) The Offering will be conducted solely by Blue River and its officers without additional compensation for such selling efforts.

     (c) Blue River agrees to use its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable after filing thereof. Blue River also agrees to use all reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required for the Offering.

     13. Termination. This Agreement may be terminated as to transactions yet to be consummated hereunder:

     (a) Mutual Consent. At any time prior to the First Closing Date or the Second Closing Date, by the mutual consent of Blue River, if the Board of Directors so determines by vote of a majority of the members of its entire Board, and the Purchasers.

     (b) Breach. At any time prior to the First Closing Date or the Second Closing Date, by Blue River, if its Board of Directors so determines by vote of a majority of the members of its entire Board, or the Purchasers in the event of either: (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

     (c) Delay of First Closing Date. At any time prior to the First Closing Date, by Blue River, if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, or by the Purchasers, in the event that the sale of the First Shares is not consummated by December 31, 2002, except to the extent that the failure to consummate the sale of the First Shares arises out of or results from the action or inaction of the party seeking to terminate pursuant to this subparagraph 13(c).

     (d) No Approval. By Blue River, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, or the Purchasers, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority.

     (e) Acceptance of Superior Proposal. By Blue River, if, without breaching subparagraph 11(c) hereof, Blue River shall contemporaneously enter into a definitive agreement with a third party providing for an Acquisition Proposal; provided, that the right to terminate this Agreement under this subparagraph 13(e) shall not be available to Blue River unless it delivers to the Purchasers written notice of Blue River's intention to terminate at least five days prior to termination and unless it consummates the sale of the First Shares to the Purchasers pursuant to this Agreement prior to any consummation of the Acquisition Proposal.

     (f) Effect of Termination and Abandonment. In the event of termination of this Agreement, no party to this Agreement shall have any liability or further obligation to any other party hereunder except that termination will not relieve a breaching party from liability for any breach of this Agreement giving rise to such termination.

     14. Conditions Precedent to Blue River's Obligations. All obligations of Blue River under this Agreement are subject to the fulfillment, prior to or on the First Closing Date or the Second Closing Date, respectively, of each of the following conditions:

     (a) The Purchasers' representations and warranties contained in this Agreement shall be true at the time of the First Closing as though such representations and warranties were made at such time; and

     (b) The Purchasers shall have delivered to Blue River wire transfers in federal funds of $1,518,750.97 as the purchase price for the First Shares as of the First Closing Date.

     (c) The Second Purchasers shall have delivered to Blue River wire transfers in federal funds $2,531,250.04 as the purchase price of the Second Shares.

     (d) All approvals and authorizations of Governmental Authorities required for the consummation of the transactions contemplated by this Agreement shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

     (e) The Second Purchasers shall have made representations in writing like those set forth in Section 8(a) through (d) and 8(f), which representations and warranties shall be true at the time of the Second Closing, and shall have agreed in writing to the transfer restrictions and stock legend set forth in Section 11(f) hereof.

     15. Conditions Precedent to the Purchasers' Obligations. All obligations of the Purchasers under this Agreement are subject to the fulfillment, prior to or on the First Closing Date or the Second Closing Date, respectively, of each of the following conditions:

     (a) Blue Rivers' representations and warranties contained in this Agreement shall be true at the time of the First Closing or the Second Closing, respectively, as though such representations and warranties were made at such time;

     (b) Blue River shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Closing Date and at or prior to the Second Closing Date.

     (c) Blue River shall deliver to each of the Purchasers at the First Closing certificates representing the First Shares, in the amounts set forth on Exhibit A.

     (d) Blue River shall deliver to each of the Second Purchasers at the Second Closing certificates representing the Second Shares that they are to acquire at the Second Closing.

     (e) All approvals and authorizations of Governmental Authorities required for the consummation of the transactions contemplated by this Agreement shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

     16. Entire Agreement. This Agreement, including any document delivered by the Purchasers, the Second Purchasers, or Blue River in accordance herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject hereof.

     17. Benefits. This Agreement will inure to the benefit of the parties hereto and shall be binding upon them and their respective successors and assigns.

     18. Governing Law. The parties hereto agree that this Agreement shall be construed as to both the validity and performance and shall be enforced in accordance with and governed by the laws of the State of Indiana, except to the extent that federal law applies.

     19. Notices. Any consent, notice or demand under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by registered mail. Such notice shall be addressed as follows:

   To the Purchasers or                     Russell Breeden III
        the Second Purchasers:              20 North Meridian Street, Suite 800A
                                            Indianapolis, Indiana  46204

   To Blue River:                           Blue River Bancshares, Inc.
                                            29 E. Washington Street
                                            Shelbyville, Indiana  46176
                                            Attn:  Steven R. Abel, Chairman

     20. Third Party Beneficiaries. Except for the Second Purchasers who shall have the right to enforce the provisions in this Agreement relating to the Second Purchasers, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     21. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that Blue River shall pay legal and accounting expenses and OTS filing fees of up to $50,000 on behalf of the Purchasers.

     IN WITNESS WHEREOF, this Agreement was executed by Blue River and the Purchasers as of the date first written above.

                                          BLUE RIVER BANCSHARES, INC.

                                          By:/s/ Steven R. Abel
                                             -----------------------------------
                                             Steven R. Abel
                                             Chairman

                                             /s/ Russell Breeden, III
                                             -----------------------------------
                                             Russell Breeden, III

                                             /s/ Wayne C. Ramsey
                                             -----------------------------------
                                             Wayne C. Ramsey

                                             /s/ L. Gene Tanner
                                             -----------------------------------
                                             L. Gene Tanner

                                    Exhibit A

                                                             No. of First Shares
                                                             -------------------
Russell Breeden III
(through his IRA)                                                 256,871

Wayne C. Ramsey
(through his IRA)                                                  42,812

L. Gene Tanner                                                     21,406

TOTAL                                                             321,089